                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                  SCHEDULE 13G
                                 (Rule 13d-102)


           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
            RULES 13d-1(b) (c), and (d) AND AMENDMENTS THERETO FILED
                            PURSUANT TO RULE 13d-2(b)
                               (Amendment No. )(1)


                        Terra Nova Financial Group, Inc.
--------------------------------------------------------------------------------
                                (Name of issuer)

                          Common stock, par value $.01
--------------------------------------------------------------------------------
                         (Title of class of securities)

                                    88102L105
--------------------------------------------------------------------------------
                                 (CUSIP number)

                                October 16, 2006
--------------------------------------------------------------------------------
             (Date of event which requires filing of this statement)




Check the appropriate box to designate the rule pursuant to which this Schedule is filed:
          |_| Rule 13d-1(b)
          |X| Rule 13d-1(c)
          |_| Rule 13d-1(d)


                       (Continued on the following pages)

                               (Page 1 of 7 Pages)


--------------------------------
         (1)The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

         The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13G
-------------------------------------------  -----------------------------------

CUSIP No.  88102L105                         Page 2 of 7 Pages
-------------------------------------------  -----------------------------------
------------ -------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             PAR Investment Partners, L.P.

------------ -------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*          (a) |_|
                                                                        (b) |X|

------------ -------------------------------------------------------------------

     3       SEC USE ONLY

------------ -------------------------------------------------------------------

     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Delaware

----------------------- ----- --------------------------------------------------

      NUMBER OF          5    SOLE VOTING POWER

        SHARES                30,000,000 Common stock, par value $.01

     BENEFICIALLY

    OWNED BY EACH

      REPORTING

        PERSON

         WITH
                        ----- --------------------------------------------------

                         6    SHARED VOTING POWER

                               None

                        ----- --------------------------------------------------

                         7    SOLE DISPOSITIVE POWER

                              30,000,000 Common stock, par value $.01

                        ----- --------------------------------------------------

                         8    SHARED DISPOSITIVE POWER

                               None

------------ -------------------------------------------------------------------

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             30,000,000 Common stock, par value $.01

------------ -------------------------------------------------------------------

    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES*  |_|


------------ -------------------------------------------------------------------

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             10.66% Common stock, par value $.01


------------ -------------------------------------------------------------------

    12       TYPE OF REPORTING PERSON *

             PN

============ ===================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
------------------------------------------   -----------------------------------

CUSIP No. 88102L105                          Page 3 of 7 Pages
------------------------------------------   -----------------------------------
------------ -------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             PAR Group, L.P.

------------ -------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                         (b) |X|

------------ -------------------------------------------------------------------

     3       SEC USE ONLY

------------ -------------------------------------------------------------------

     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Delaware

----------------------- ----- --------------------------------------------------

      NUMBER OF          5    SOLE VOTING POWER

        SHARES                30,000,000 Common stock, par value $.01

     BENEFICIALLY

    OWNED BY EACH

      REPORTING

        PERSON

         WITH
                        ----- --------------------------------------------------

                         6    SHARED VOTING POWER

                               None

                        ----- --------------------------------------------------

                         7    SOLE DISPOSITIVE POWER

                              30,000,000 Common stock, par value $.01


                        ----- --------------------------------------------------

                         8    SHARED DISPOSITIVE POWER

                               None

------------ -------------------------------------------------------------------

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             30,000,000 Common stock, par value $.01


------------ -------------------------------------------------------------------

    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES*  |_|


------------ -------------------------------------------------------------------

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             10.66% Common stock, par value $.01


------------ -------------------------------------------------------------------

    12       TYPE OF REPORTING PERSON *

             PN

============ ===================================================================

                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                                  SCHEDULE 13G
-------------------------------------------- -----------------------------------

CUSIP No. 88102L105                          Page 4 of 7 Pages
-------------------------------------------- -----------------------------------
------------ -------------------------------------------------------------------

     1       NAME OF REPORTING PERSONS
             S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS

             PAR Capital Management, Inc.

------------ -------------------------------------------------------------------

     2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*           (a) |_|
                                                                         (b) |X|

------------ -------------------------------------------------------------------

     3       SEC USE ONLY

------------ -------------------------------------------------------------------

     4       CITIZENSHIP OR PLACE OF ORGANIZATION

             State of Delaware

----------------------- ----- --------------------------------------------------

      NUMBER OF          5    SOLE VOTING POWER

        SHARES                30,000,000 Common stock, par value $.01

     BENEFICIALLY

    OWNED BY EACH

      REPORTING

        PERSON

         WITH
                        ----- --------------------------------------------------

                         6    SHARED VOTING POWER

                               None

                        ----- --------------------------------------------------

                         7    SOLE DISPOSITIVE POWER

                              30,000,000 Common stock, par value $.01

                        ----- --------------------------------------------------

                         8    SHARED DISPOSITIVE POWER

                               None

------------ -------------------------------------------------------------------

     9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

             30,000,000 Common stock, par value $.01


------------ -------------------------------------------------------------------

    10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
             CERTAIN SHARES*  |_|


------------ -------------------------------------------------------------------

    11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

             10.66% Common stock, par value $.01


------------ -------------------------------------------------------------------

    12       TYPE OF REPORTING PERSON *

             CO

============ ===================================================================
                     * SEE INSTRUCTIONS BEFORE FILLING OUT!

                            STATEMENT ON SCHEDULE 13G
--------------------------------             ----------------------------

      CUSIP No. 88102L105                         Page 5 of 7 Pages

--------------------------------             ----------------------------


Item 1(a).        Name of Issuer:

                  Terra Nova Financial Group, Inc.

Item 1(b).        Address of Issuer's Principal Executive Offices:

                  100 South Wacker, Suite 1550
                  Chicago, IL  60606

Item 2.           Name and Background of Person(s) Filing:

         (a) and (b) This statement is being filed by the following persons: PAR Investment Partners, L.P., a Delaware limited partnership ("PIP"), PAR Group, L.P., a Delaware limited partnership ("PAR Group") and PAR Capital Management, Inc., a Delaware corporation ("PAR Capital"). PIP, PAR Group and PAR Capital are sometimes individually referred to herein as a "Reporting Person" and collectively as the "Reporting Persons."

         The principal business of PIP is that of a private investment partnership engaging in the purchase and sale of securities for its own account and its address is One International Place, Suite 2401, Boston, MA 02110.

         The sole general partner of PIP is PAR Group. The principal business of PAR Group is to act as the general partner of PIP and its address is One International Place, Suite 2401, Boston, MA 02110.

         The sole general partner of PAR Group, is PAR Capital. The principal business of PAR Capital is to act as the general partner of PAR Group and its address is One International Place, Suite 2401, Boston, MA 02110.

         Paul A. Reeder, III is the President and sole director of PAR Capital and each of Frederick S. Downs, Jr., Arthur G. Epker, III and Edward L. Shapiro is a Vice President of PAR Capital. The business address of each of Mr. Reeder, Mr. Downs, Mr. Epker, and Mr. Shapiro is One International Place, Suite 2401, Boston, MA 02110.

         (c) Each natural person identified in this Item 2 is a citizen of the United States.

         (d) The securities to which this statement relates are (i) 20,000,000 shares (or 7.37% of the total shares outstanding of the Issuer) of Common Stock, par value $.01 per share (the ("Common Shares") of the Issuer, and (ii) 10,000,000 shares (or 3.29% of the total shares outstanding of the Issuer when calculated in accordance with ss.240.13d3(d)(1)) of Common Stock, par value $.01 per share underlying Warrants ("Warrant Shares") issued to PIP by the Issuer pursuant to the Stock Purchase Agreement dated as of March 17, 2006 between the Issuer and PIP (incorporated by reference to Exhibit 10.23 to the Issuer's Form 8-K dated April 3, 2006 and filed with the Securities and Exchange Commission on April 2, 2006 (File No. 000-24057)). The Common Shares and Warrant Shares (collectively, the "Shares") to which this Schedule 13G relates are owned by PIP.

         (e) The cusip representing the Shares and the Warrant Shares is 88102L105.



                            STATEMENT ON SCHEDULE 13G
--------------------------------             ----------------------------

      CUSIP No. 88102L105                         Page 6 of 7 Pages

--------------------------------             ----------------------------

Item 3. If this statement is filed pursuant to Rules 13d-1(b), or 13d-2(b), check whether the person filing is a:

                  Not Applicable

Item 4.  Ownership:

                  (a) Amount Beneficially Owned: 30,000,000 common stock, par value $.01

                  (b)  Percent of Class:
                       10.66% common stock, par value $.01

                  (c)  Number of shares as to which such person has:

                           (i)   sole power to vote or to direct the vote:
                                 30,000,000 common stock, par value $.01

                           (ii)  shared power to vote or to direct the vote:

                           (iii) sole power to dispose or to direct the
                                 disposition of: 30,000,000 common stock, par value $.01

                           (iv) shared power to dispose or to direct the disposition of:

Item 5.  Ownership of Five Percent or Less of a Class:

                  Not Applicable

Item 6.  Ownership of More than Five Percent on Behalf of Another Person:

                  Not Applicable

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company:

                  Not Applicable

Item 8.  Identification and Classification of Members of the Group:

                  Not Applicable

Item 9.  Notice of Dissolution of Group:

                  Not Applicable

                            STATEMENT ON SCHEDULE 13G
--------------------------------             ----------------------------

      CUSIP No. 88102L105                         Page 7 of 7 Pages

--------------------------------             ----------------------------

Item 10. Certification:

                           By signing below I certify that, to the best of my
                  knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    Signature

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


Dated: December 20, 2006
                                    PAR INVESTMENT PARTNERS, L.P.
                                    By: PAR GROUP, L.P.
                                        its general partner
                                    By: PAR CAPITAL MANAGEMENT, INC.
                                        its general partner

                                    By: /s/ Gina DiMento
                                        -----------------------------------
                                        Gina DiMento, Vice President


                                    PAR GROUP, L.P.
                                    By: PAR CAPITAL MANAGEMENT, INC.,
                                        its general partner

                                    By: /s/ Gina DiMento
                                        -----------------------------------
                                        Gina DiMento, Vice President


                                    PAR CAPITAL MANAGEMENT, INC.

                                    By: /s/ Gina DiMento
                                        -----------------------------------
                                        Gina DiMento, Vice President

                             JOINT FILING AGREEMENT


         In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned agree to the joint filing on behalf of each of them of a statement on Schedule 13G (including amendments thereto) with respect to the COMMON STOCK, PAR VALUE $.01 of Terra Nova Financial Group, Inc. and further agree that this agreement be included as an exhibit to such filing. Each party to the agreement expressly authorizes each other party to file on its behalf any and all amendments to such statement. Each party to this agreement agrees that this joint filing agreement may be signed in counterparts.

         In evidence whereof, the undersigned have caused this Agreement to be executed on their behalf this 20th day of December, 2006.

                                    PAR INVESTMENT PARTNERS, L.P.
                                    By: PAR GROUP, L.P.
                                        its general partner
                                    By: PAR CAPITAL MANAGEMENT, INC.
                                        its general partner
                                    By: /s/ Gina DiMento
                                        -----------------------------------
                                        Gina DiMento, Vice President


                                    PAR GROUP, L.P.
                                    By: PAR CAPITAL MANAGEMENT, INC.,
                                        its general partner

                                    By: /s/ Gina DiMento
                                        -----------------------------------
                                        Gina DiMento, Vice President


                                    PAR CAPITAL MANAGEMENT, INC.

                                    By: /s/ Gina DiMento
                                        -----------------------------------
                                        Gina DiMento, Vice President